EXHIBIT 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com	[THOMSON LOGO]
News Release
Media Contact:	Investor Contact:

Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

The Thomson Corporation to Sell Prometric to ETS

(All amounts are in U.S. dollars)

STAMFORD, Conn., July 2, 2007 – The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of information solutions to business and professional customers worldwide, today announced that it has signed a definitive agreement under which ETS, the world’s leading educational measurement and research organization, will purchase Thomson Prometric for $435 million. The purchase price includes $310 million in cash plus $125 million to be paid through a promissory note due in 2014, and is subject to certain post-closing adjustments. The transaction is expected to close in the third quarter of this year and is subject to regulatory approvals and other customary closing conditions.

Thomson Prometric is the recognized global leader in technology-enabled assessment services, providing paper-and-pencil, Internet and computer-based testing solutions. It offers a fully integrated testing system that includes test development, test delivery and data management capabilities. On behalf of more than 400 clients in the academic, professional, government, corporate and information technology markets, Thomson Prometric develops and/or delivers assessments through a global network of testing centers in 132 countries as well as direct to candidates via the Internet.

This sale is part of Thomson’s previously announced strategy to sell the assets of its Learning business via three independent sales processes to enable Thomson to pursue opportunities better aligned with its growth strategy and business model.

Deutsche Bank Securities Inc. is the financial advisor to Thomson for the Prometric sale.

The Thomson Corporation
The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers.  With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare.  The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

This news release includes forward-looking statements, such as the Corporation’s beliefs and expectations that the sale of Thomson Prometric will close in the third quarter.  These statements are based on certain assumptions and reflect the Corporation’s current expectations. No assurance can be given that the sale will be completed within the time period specified in this release, or at all. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include the need to obtain regulatory approvals and satisfy conditions to closing. Additional factors are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s latest annual information form, which is also contained in its most recently filed annual report on Form 40-F. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.